MULTISYS LANGUAGE SOLUTIONS, INC.

8045 Dolce Volpe Avenue,

Las Vegas, NV 89178

Telephone (702) 884-2150

April 10, 2009

Kevin Dougherty

Staff Attorney

Securities & Exchange Commission

Division of Corporation Finance

Washington D.C. 20549-7010

VIA EDGAR

RE:

Multisys Language Solutions, Inc. – Amendment No. 1 to Registration Statement on Form S-1, file number 333-157564 filed on March 27, 2009

Dear Mr. Dougherty,

On behalf of Multisys Language Solutions, Inc. (the “Company”) I hereby request, pursuant to Rule 461(a) under the Securities Act of 1933, that the Securities and Exchange Commission (the “Commission”) take appropriate action to make our amended registration statement on Form S-1 become effective at 10:00 a.m. (E.S.T.) on Wednesday, April 15, 2009 or as soon as practicable thereafter.

The Company acknowledges that:

1.  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janelle Edington

Janelle Edington

President & Chief Executive Officer

Multisys Language Solutions, Inc.